EXHIBIT 3.1A

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ENTEROMEDICS INC.

The undersigned, Mark B. Knudson, Chief Executive Officer of EnteroMedics Inc., a Delaware corporation (the “Company”), hereby certifies as follows:

1. The following resolution was duly adopted and approved by the board of directors of the Company, effective October 3, 2007, in accordance with the applicable provisions of Section 242 of the Delaware General Corporation Law:

RESOLVED, that Article IV(B), Section 4(b) of the Certificate of Incorporation shall be amended in its entirety to read as follows:

“(b) Automatic Conversion. Each share of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, the public offering price per share of which was not less than the quotient obtained by dividing $180,000,000 by the number of shares of Total Fully-Diluted Common Stock (as defined below) as of the time of closing of the public offering (without taking into account the securities offered or sold in the public offering) and which results in gross proceeds to the corporation of at least $30,000,000 in the aggregate after deducting underwriting commissions and discounts (a “Qualified Public Offering”) or (ii) the date specified by written consent or agreement of the holders of at least sixty-three percent (63%) of the then outstanding shares of Series C Preferred Stock and Series B Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). For purposes of this Section 4(b), the term “Total Fully-Diluted Common Stock” shall mean (i) all outstanding shares of Common Stock (ii) all shares of Common Stock issuable upon conversion of outstanding shares of Preferred Stock (iii) all shares of Common Stock issuable upon conversion or exchange of shares (other than Common Stock or Preferred Stock) or other securities convertible into or exchangeable for Common Stock ("Convertible Securities") (iv) all shares of Common Stock issuable upon exercise (and conversion, if applicable) of outstanding options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, and (v) all shares of unissued Common Stock that are reserved for future issuance under stock option and stock incentive plans of this corporation that have been approved by this corporation’s Board of Directors.”

2. In lieu of a meeting of the stockholders, written consent, effective October 5, 2007, has been given for the adoption of said amendment in accordance with Section 228 and Section 242 of the Delaware General Corporation Law, written notice of the taking of such corporate action shall be promptly given as provided in said Section 228, and such resolution has not been subsequently modified or rescinded.

IN WITNESS WHEREOF, the undersigned, the Chief Executive Officer of EnteroMedics Inc. being duly authorized on behalf of EnteroMedics Inc., has executed this Certificate as of this 25th day of October, 2007.

ENTEROMEDICS INC.

By:	/s/ Mark B. Knudson
Name: Mark B. Knudson Title: Chief Executive Officer

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